UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Mesa Laboratories, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59064R109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59064R109

1	NAME OF REPORTING PERSON SEG VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 190,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59064R109

1	NAME OF REPORTING PERSON GEORGE S. LOENING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 190,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 190,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59064R109

1	NAME OF REPORTING PERSON EVAN C. GUILLEMIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750*
	8	SHARED VOTING POWER 190,000
	9	SOLE DISPOSITIVE POWER 750*
	10	SHARED DISPOSITIVE POWER 190,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,750**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

* Represents Shares underlying options that are exercisable within 60 days of the date hereof.

** Includes 750 Shares underlying options that are exercisable within 60 days of the date hereof.

CUSIP NO. 59064R109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, no par value (the “Shares”), of Mesa Laboratories, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 12100 West Sixth Avenue, Lakewood, Colorado 80228.

Item 2.	Identity and Background.

(a)           This statement is filed by SEG Ventures, LLC, a Delaware limited liability company (“SEG Ventures “), George S. Loening and Evan C. Guillemin. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Mr. Loening is the Managing Member of SEG Ventures.  Mr. Guillemin is a Member of SEG Ventures and a director of the Issuer.  Each of Messrs. Loening and Guillemin, by virtue of his position with SEG Ventures, has the power to vote and dispose of the Shares owned by SEG Ventures.

(b)           The principal business address of each Reporting Person is 380 Lafayette Street, 6th Floor, New York, New York 10003.

(c)           The principal business of SEG Ventures is managing the assets of its members. Mr. Loening serves as the Managing Member of SEG Ventures.  Mr. Guillemin serves as a Member of SEG Ventures and a director of the Issuer.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Loening and Guillemin are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by SEG Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 190,000 Shares beneficially owned by SEG Ventures is approximately $4,197,754.  The Shares directly owned by Mr. Guillemin were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 59064R109

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,231,414 Shares outstanding, as of October 31, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 15, 2010.

As of the close of business on December 20, 2010, SEG Ventures beneficially owned 190,000 Shares, constituting approximately 5.9% of the Shares outstanding.  As the Managing Member of SEG Ventures, Mr. Loening may be deemed to beneficially own the 190,000 Shares owned by SEG Ventures, constituting approximately 5.9% of the Shares outstanding.  As a Member of SEG Ventures, Mr. Guillemin may be deemed to beneficially own the 190,000 Shares owned by SEG Ventures in addition to the 750 Shares underlying options that are exercisable within 60 days of the date hereof, directly owned by Mr. Guillemin, constituting approximately 5.9% of the Shares outstanding.  Each of Messrs. Loening and Guillemin has shared voting and dispositive power with respect to the 190,000 Shares owned by SEG Ventures by virtue of his authority to vote and dispose of such Shares.  Each of Messrs. Loening and Guillemin disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.

(b)           By virtue of their positions with SEG Ventures, each of Messrs. Loening and Guillemin has shared power to vote and dispose of the Shares owned by SEG Ventures.  Mr. Guillemin has sole voting and dispositive power over the 750 Shares directly owned by him.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 59064R109

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 21, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SEG Ventures, LLC, George S. Loening and Evan C. Guillemin, dated December 21, 2010.

CUSIP NO. 59064R109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

SEG VENTURES, LLC

By:	/s/ Evan C. Guillemin
	Name:	Evan C. Guillemin
	Title:	Member

/s/ Evan C. Guillemin
EVAN C. GUILLEMIN

/s/ George s. Leoning
GEORGE S. LOENING

CUSIP NO. 59064R109

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

SEG VENTURES, LLC

100,000*	21.0000	05/14/2008
20,000*	23.1000	12/30/2009
30,000*	21.5200	10/12/2010
40,000*	24.7500	12/20/2010

* Shares were acquired in a privately negotiated transaction.